

Mail Stop 3561

December 29, 2017

Mr. Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira de Distribuição
Avenida Brigadeiro Luiz Antonio, 3142
01402-901, São Paulo, SP, Brazil

    Re: **Companhia Brasileira de Distribuição**
            Form 20-F for Fiscal Year Ended December 31, 2016
            Filed May 10, 2017
            File No. 001-14626

Dear Mr. Hidalgo:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Financial Statements

Note 35. Assets held for sale and discontinued operations

Note 35.1 Interest change on Cnova N.V. investment, page F-95

1. We note your disclosures regarding the Cnova Reorganization transaction as well as the related "going private" transactions disclosed on pages 20 and 44. We also note the percentages of your direct and indirect ownership of Cnova, N.V. at December 31, 2016 disclosed in Note 3 on page F-13. Please tell us in detail how and why you determined that you no longer controlled Cnova N.V. and that deconsolidation was appropriate. In doing so, provide us with your detailed accounting analysis under IFRS 10 of why consolidation was previously appropriate, what circumstances changed during 2016, and

how that change caused deconsolidation to be appropriate. If your voting rights in this entity changed as a result of the Reorganization and/or the "going private" transactions, please quantify and tell us the nature of your voting rights in this entity before and after these transactions.

Note 35.2 Ongoing transaction to dispose of Via Varejo, page F-98

2. We note that you classified the assets and liabilities of Via Varejo as held for sale, and its results as discontinued operations, as of December 31, 2016. We note your disclosure on page F-98 that you considered the sale of Via Varejo to be highly probable at December 31, 2016 as required by IFRS 5. However, we also note from management's comments made during your Q3 2017 Earnings Call that management is working on the strategic plan for Via Varejo through 2020, and while you still plan to sell this business eventually, you are not in a hurry to do so because the environment for Via Varejo is positive. We have the following comments:

- Please explain to us in detail how you met the criteria of paragraph 8 of IFRS 5 as of December 31, 2016. In doing so, describe to us in detail how you had initiated an active programme to locate a buyer and complete the plan to sell the assets.

- Please describe to us in reasonable detail any negotiations to sell Via Varejo that occurred during 2017 or any progress made on your active programme to locate a buyer and complete the sale. If no progress was made on your plan to sell Via Varejo, provide us with your detailed accounting analysis of whether you continue to qualify to classify Via Varejo as held for sale as of December 31, 2017. Your response should address why you believe you have an active programme to locate a buyer in light of the lack of progress on your plan to sell this business and how you meet the criteria of Appendix B to IFRS 5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products